EXHIBIT 99(a)(1)(E)

NOTICE OF CHANGE IN ELECTION FROM ACCEPT TO REJECT

      If you previously elected to accept Caliper Technologies Corp.’s (“Caliper”) Offer to Exchange, and you would like to change your election and reject the Offer, you must sign this Notice and return it to Richard Butts at Caliper, to be received before 5:00 p.m., Pacific Standard Time, on November 19, 2002, unless the Offer is extended. This Notice of Change in Election may be sent via mail or courier to the attention of Richard Butts at Caliper’s corporate offices in Mountain View, California. Notices will also be accepted via facsimile at (650) 623-0504. If you do elect to return this Notice via facsimile, please provide us with an original, signed copy as soon as possible. If you have questions regarding the process for returning this Notice, please contact Richard via email at richard.butts@calipertech.com. Alternatively, you may reach Richard via telephone at (650) 623-0520.

To Caliper Technologies Corp.:

      I previously received a copy of the Offer to Exchange (dated October 16, 2002), the cover letter, the Summary of Terms and an Election Form. I signed and returned the Election Form, in which I elected to accept Caliper’s Offer to Exchange with respect to the option(s) with grant dates listed below (the “Listed Option(s)”). I now wish to change that election, and reject Caliper’s Offer to Exchange with respect to the Listed Option(s). I understand that by signing this Notice and delivering it pursuant to the instructions above, I will be able to withdraw my acceptance of the Offer, and reject the Offer to Exchange instead. I have read and understand all of the terms and conditions of the Offer to Exchange.

      I understand that in order to reject the Offer, I must sign and deliver this Notice to Richard Butts at Caliper’s corporate offices in Mountain View, California before 5:00 P.M., Pacific Standard Time, on November 19, 2002, or if Caliper extends the deadline to exchange options, before the extended expiration of the Offer.

      By rejecting the Offer to Exchange with respect to the Listed Option(s), I understand that I will not receive Replacement Options, and I will keep the Listed Option(s). These options will continue to be governed by the stock option plan under which these options were granted and the existing option agreements between Caliper and me.

      I have completed and signed the following exactly as my name appears on my original Election Form. By executing this form, I hereby bind my successors, assigns and legal representatives.

      I do not accept the Offer to Exchange Eligible Options.

Optionee Signature Name: (Please print)	Date: Date(s) of Option Grant(s):

      Caliper hereby agrees and accepts this Notice of Change in Election from Accept to Reject, and such acceptance shall be binding on Caliper’s successors, assigns and legal representatives:

CALIPER TECHNOLOGIES CORP.

By:	Date:

Title: